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                                March 22, 2021

       Rohan Ajila
       Chief Executive Officer and Chief Financial Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta GA 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 24,
2021
                                                            File No. 333-253445

       Dear Mr. Ajila:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on February 24, 2021

       Limited payments to insiders, page 21

   1. Refer to the first bullet on page 22. The calculations regarding how many units will be received upon
conversion of working capital loans appears to be incorrect. Please revise.
       Management, page 90

   2. For each director and director nominee, briefly discuss the specific experience, qualifications,
attributes or skills that led to the conclusion that the person should serve as a director for the
registrant at the time that the disclosure is made, in light of the registrant's business
and structure. See Item 401(e)(1) of Regulation S-K. Please also clarify how you intend
to have four directors after this offering, as disclosed on page 92, given your disclosure
that you have four director nominees in addition to two existing
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       22, 2021
March2 22, 2021 Page 2
Page
FirstName LastName
         directors.
Director Independence, page 92

3. Please revise to clarify how you concluded that each of the referenced director nominees satisfies the criteria for independence. We note, for example, your disclosure on page 100 regarding Mr. Das' affiliation with your sponsor. We also note your disclosure on page 92 regarding Mr. Clausen's current business experience with FIDES Business Partner and
         Capvent and that your CEO is also currently employed by FIDES Business Partner.
Officer and Director Compensation, page 93

4. Please clarify the phrase "these monthly fees" in the second sentence as they relate to your officers and directors, considering that the first sentence indicates you have not paid any compensation to your officers and directors.
Financial Statements, page F-1

5. Although you disclose that your fiscal year end is December 31, we note that you provided audited financial statements covering the period from the December 28, 2020 date of inception through January 31, 2021. Please revise to provide audited financial statements for the fiscal year ended December 31, 2020. See Rule 8-02 of Regulation S-
         X.
Signatures, page II-8

6. Please include the signatures of a majority of your board of directors, which appears to include Mr. Pai. Please also revise to indicate, if true, that Mr. Ajila signed in the capacities of principal financial officer and principal accounting officer/controller.
Exhibits

7.       The exhibit index indicates that your sponsor is the other party to
Exhibit 10.8. However,
         a different entity is listed in that exhibit and on page 90. Please revise or advise.
General

8. Refer to the fourth paragraph on the prospectus cover page. In the first sentence, you say the private placement involves units; however, the parenthetical within that sentence indicates that the private placement involves only warrants. Likewise, your disclosure on page 14 uses the terms "units" but also refers to exercise provisions of those units.
         Similarly, the third paragraph of Exhibit 10.6 refers to units and warrants interchangeably. Please revise. Also revise the last bullet on page 96, as appropriate, where you refer to a price "per warrant" and on page 101 where you refer to "the warrants that may be issued upon conversion of working capital loans and the common stock underlying such warrants."
 Rohan Ajila
Global Consumer Acquisition Corp
March 22, 2021
Page 3
9. Please revise to disclose whether, prior to your initial business combination, holders of public shares will be able to vote on the election of directors, or whether only holders of the founder shares will be able to exercise that right.
10. If it is your intent to register the exercise of the public warrants, please ensure your fee table includes that transaction. We note, in this regard, that Exhibit
5.1 opines on the
      shares underlying the public warrants, but the fee table and prospectus indicate that the exercise of those warrants has not been registered.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at
(202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                              Sincerely,
FirstName LastNameRohan Ajila
                                                              Division of
Corporation Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                              Office of
Manufacturing
March 22, 2021 Page 3
cc:       Tahra Wright
FirstName LastName